Form C

Cover Page

Name of issuer:

Oakland Pro Soccer LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 7/11/2018

Physical address of issuer:

2744 E 11th Street
Oakland CA 94601

Website of issuer:

https://www.oaklandrootssc.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Class C Membership Interests

Target number of securities to be offered:

500

Price:

$100.000000

Method for determining price:

Dividing pre-money valuation $93,017,123 by number of units outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$3,000,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

50

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$9,151,089.00	$7,436,939.00
Cash & Cash Equivalents:	$858,870.00	$777,596.00
Accounts Receivable:	$201,879.00	$125,208.00
Short-term Debt:	$2,144,981.00	$1,023,946.00
Long-term Debt:	$9,688,453.00	$9,654,806.00
Revenues/Sales:	$4,063,284.00	$3,775,068.00
Cost of Goods Sold:	$293,759.00	$492,247.00
Taxes Paid:	$0.00	$0.00
Net Income:	($10,118,284.00)	($9,946,863.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Oakland Pro Soccer LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Steven Aldrich	Advisor, investor	Self-employed	2018
Barney Schauble	Advisor, investor	Self-employed	2018
Edreece Arghandiwal	Chief Marketing Officer	Oakland Pro Soccer LLC	2018
Mike Geddes	Chief Purpose Officer	Oakland Pro Soccer LLC	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Mike Geddes	Chief Purpose Officer	2020
Steven Aldrich	Chairman	2018
Jill Fracisco	Chief of Staff	2019
Jordan Ferrell	Technical Director	2019
Lindsay Barenz	President	2022

Edreece Arghandiwal	Chief Marketing Officer	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Barney Schauble	391076.09 Includes Class A (OPS), Class C (OPS), OSOF units as if converted, and convertible debt as if fully converted	42.04
Steven Aldrich	192426.08 Includes Class A (OPS), OSOF units as if converted, and convertible debt as if fully converted	20.79

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Competition
The Company faces competition from many Bay Area teams, in soccer (e.g., SJ Earthquakes, Bay FC, along with many other youth, amateur, and collegiate teams) and other sports, both professional and amateur. We also compete for attendance, viewership, and advertising revenue with a wide range of other entertainment and recreational activities available to potential fans. There can be no assurance that the Company will be able to compete effectively, including with companies that may have greater resources than it.

League
The Company operates mens' and womens' soccer franchises that compete in the United Soccer League (USL), including the USL Championship, USL L2, USLW League, and the USL SuperLeague as well as the UPSL. Those leagues compete for employees, players, and fans with a number of other soccer leagues in the US and globally. There is a risk that the leagues may not be successful and therefore the Company may be unable to continue operating.

Facilities
Stadium Lease. The Company leases the use of a stadium; it does not own its own stadium. The lease at Cal State University East Bay for the Roots is only for 2024 and there is construction planned at the stadium in 2025. The lease at Merritt College for Soul is for 2024 only. The team also has an existing lease at Laney College through 2024 although we are not currently playing there. The Company is negotiating a lease and a right of early entry with the Joint Powers Authority to play in the Oakland Coliseum for 2025 for both the Roots and the Soul but has not yet finalized the lease terms or executed the lease. These leases are a source of revenue for these stadiums, but there is no guarantee that the leases will be renewed or entered into on similar or feasible terms in the future. Should the Company and the JPA fail to come to agreement on a new lease, the Company would need to find another venue for 2025. There is no guarantee that another facility would be available and none of the other facilities, including the stadium we currently use, provide similar features or revenue stream opportunities.
Stadium Construction. The Company is planning on leasing the Malibu Site, an

Stadium Construction. The Company is planning on leasing the Malibu Site, an approximately 9 acre site in East Oakland next to the Oakland Coliseum, and building a modular stadium on that site for use starting in 2026. There are multiple steps that still need to be completed, including approval by the Oakland planning commission, finalizing lease terms with the City and County, and several other agency approvals. The Company also needs to raise the money to fund the construction of the modular stadium. Delays in any of those steps or the failure to raise those funds, could delay the plans of having construction begin in the Spring of 2025 so the stadium could open in early 2026 in time for the season.
Practice Facilities. The Company leases the use of a practice facility located on Harbor Bay Parkway; it does not own its own practice facilities. That facility is jointly owned by the City of Oakland and County of Alameda. In February 2024, the Oakland city council unanimously approved the City's sale of its half to Prologis, contingent upon a long-term lease agreement between Prologis and the Company. Later in the spring, the Alameda Board of Supervisors voted to sell the County's half of the facility to the City and the City would lead the negotiations of the sale with Prologis. The purchase of the facility by Prologis and related lease agreement between the Company and Prologis are still being negotiated. Upon completion of the sale and lease, our expenses to rent the facility will increase significantly. The Company plans to sublease portions of the space and may not be successful, leaving the Company to pay for the entire increased lease cost. If the sale and lease were not to occur and we would need to find a new location, the options are limited as we need acres of space for multiple teams, indoor facilities, and parking.

Fundraising

The Company may not have sufficient financial resources to successfully compete in the semi-pro or professional sports industries. A large number of enterprises provide similar services. The Company will be competing with startup and established businesses that may have a longer operating history, greater financial resources, management experience and market share than the Company has. There can be no assurance that the Company will be able to compete or capture adequate market share. The Company may not reach profitability if it cannot compete successfully with other businesses.
The Company will need to raise additional capital in the future. Subsequent offerings may not be on the same or similar terms as this offering even if they are, said offerings will dilute the ownership percentage and voting power of investors in the current offering. Future offerings may provide the new investors with advantages not available to you as a previous investor.

History of Losses

Company has a limited operating history. The Company was formed in July 2018 and has been operating with full-time staff since early 2019. The Company has not produced a profit since its founding. There is no assurance that the Company will ever produce a profit. As a relatively new enterprise, the Company is likely to be subject to risks that management has not anticipated. It is possible that the proceeds from this offering and other resources may not be sufficient for us to continue to finance operations as projected.
The Company cannot predict when or if the Company will become profitable. If the Company achieves profitability, the Company may not be able to sustain it.
Company's Operating Costs May Rise. The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen conditions could cause operating costs to rise substantially. For example, stadium leasing fees, administrative costs, costs due to expansion into the professional women's league, may all be larger than expected. An increase in such projected costs or in other operating costs could cause the Company to continue to be significantly unprofitable.
Revenue is not predictable. The Company relies on multiple revenue streams to fund operations along with continued fundraising to close the gap between expenses and revenue. The major revenue streams in the near term include ticket sales and sponsorships. The Company has moved stadiums multiple times in its history, making the sale of season ticket memberships hard to predict and negatively impacting renewal rates. The Company has a few multi-year sponsors but most sponsorships are one year in length, making the future forecast of sponsorship revenue difficult to predict.

External environment

Unfavorable weather, forest fires and the associated smoke, earthquakes and other natural disasters could impact the Company's success because we play games in venues where people need to gather to generate revenue and those events could lead to the postponement or cancellation of games.

Completing real estate projects critical to the Company's future success will require cooperation from a number of stakeholders, including city, county, and state politicians, community groups, financial backers, educational institutions, unions, and others. The number of different viewpoints and potential objectives could lead to failure of anticipated projects.

The ongoing COVID-19 pandemic and future public health issues poses significant risks to competitive athletics, including the risk of actions that may be taken by government authorities to contain the outbreak, including the imposition of limitations on fan attendance and potential shutdowns and the lost revenues associated therewith. The impact on the Company's fans, sponsors and suppliers, other impacts to the business, and our ability to sufficiently manage and mitigate the strategic and operational impact of such events cannot be predicted and could have a negative impact on the Company.

Structure and Control of the Company

Control of the Company and all of its operations are, and will remain, solely with its Officers, Directors, and Managers. Investors must rely upon the judgment and skills of such persons.
The Company's objectives balance community impact, employee well being, competitive success, and financial results. For example, a decision may be made to pursue a community benefit and allocate resources towards that impact instead of returning profit to unitholders.
Units in the Company will not be registered under any federal or state securities laws and may not be resold without such registration except in reliance on an exemption from applicable state and federal registration requirements, which exemption prohibits any transfer of your units for a period of one year, subject to limited exceptions. There is no, and there is not expected to be, any market for the sale of the Company's units. As a result, you will not be able to liquidate your investment in the units and therefore, should be prepared to assume the risks of an investment for an indefinite period of time.
While the Company's Board and Managers will engage investors on a broad variety of club matters, the investors in this offering have limited voting rights and will need to rely on Managers for all decisions relating to the day to day operation. The investment in the Company is structured through a special purpose entity that is managed by a "Lead Investor." Although the Lead Investor is required by law to vote the units in the SPV according to the directions of the investors, investors will not be able to directly vote their units. Accordingly, you

should not invest in this offering unless you are willing to entrust your voting rights to the Lead Investor.
Payment of dividends. The Company is not required to, does not plan to, and there is no guarantee that the Company will pay dividends in any year.

Legal / Regulatory Risks

There are a significant number of local, state, and federal laws and regulations that apply to our business. We are a small team that relies mainly on software and advisors to stay in compliance with those laws and regulations. Non-compliance with laws, regulations, or changes in government policies can lead to penalties, lawsuits, or business interruptions.

Cyber Risk / Data Privacy

We rely on a number of digital media services, SaaS software, and data stored in various internet services. Investors should be aware of the significant cyber risks in today's digital landscape, including unauthorized access, data breaches or disclosure, fake and manipulated images and news, and sophisticated cyberattacks. If the Company were to experience an intentional cyber attack or an unintentional error in one of these areas, the Company may suffer financial loss, reputational damage, legal non-compliance, and operational disruption.

Intellectual Property

The Company's success depends on the ability to obtain, maintain, defend and enforce intellectual property rights. The Company's ability to compete against other businesses selling similar products depends on its ability to secure and enforce intellectual property rights, including trademark and trade secret rights. However, there is no guarantee that any trademark applications that the Company have filed (or the Company may in the future file) will be approved, and any trademark registrations that have issued (or may in the future issue) could be held invalid due to the Company's conduct or challenges by third parties. The Company could lose its trade secret rights if the Company fails to properly protect confidential information. Even to the extent that the Company's intellectual property rights are valid, enforcing those rights could involve costly legal processes that the Company may not be able to bring to a successful conclusion.

Brand / Reputational Risk

The company's brand and image are integral to its success. There is the potential for a mistake to create negative publicity, customer dissatisfaction, or social media backlash that could damage the Company's reputation and impact its relationships with the community, fans, players, political figures, and financial results.

Content Distribution Risks

Broadcast distribution of our games is a key driver for long term success and negotiating favorable broadcast deals with local TV networks is crucial but increasingly complex as traditional cable viewership declines. Broadcast trends for sports are undergoing a period of transformation as traditional networks, e.g., NBC, CBS, Fox, and streaming companies, e.g., Apple, Amazon, YouTube, are re-evaluating the way they pay for and distribute sports broadcast rights. Further, negotiations for national broadcasting deals are handled at the League level, and the Company has limited control over those outcomes. Thus, both visibility of the teams to grow our fanbase and future revenues from broadcasting are difficult to predict and may not grow in line with other professional sports.

Steven Aldrich is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	70% Staff, Coach, Player and Related Costs 23.5% Wefunder Campaign Costs 6.5% Wefunder Fee

If we raise:	**$3,000,000**
Use of Proceeds:	32% Staff, Coach, Player and Related Costs (Roots and Soul) 32% Coliseum Gameday and Practice Facility Costs 20% Coliseum investments 9.5% Real Estate Planning 6.5% Wefunder Fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments

by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the Investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the Investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each Investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $93,017,123 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Oakland Pro Soccer LLC is offering up to 30,000 shares of Class C Membership Interests, at a price per unit of $100.00.

The campaign maximum is $3,000,000 and the campaign minimum is $50,000.00. The company may at a later time increase its maximum to $5,000,000.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is

in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the person or entity against whom such amendment or waiver is sought to be enforced. No waiver by any party of any default, breach or inaccuracy of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal,
Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

1. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
2. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class A Units	63565.11	63565.11	Yes
Class F Units	43232.49	43232.49	Yes
Class C Units	823373.63	823373.63	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

We have three classes of units, Class A, Class F, and Class C. Class F are founders units. Class F unit holders can by majority vote of Class F units name half (at present two) members to the Board of Managers. Class F members also have anti-dilution rights. Class A units are initial investor units and Class A unit holders can by majority vote of Class A units, name half (at present two) members to the Board of Managers. Class C holders do not have the right to appoint individuals to the Board of Managers, to vote on any matters reserved for the Members, or to otherwise participate in the governance or control of the Company.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Class F units have anti-dilution rights. Class C units may be subject to dilution upon the issuance by the Company of additional Membership Interests, and the Investor shall not have the right to appoint or vote for Managers or to participate in the governance or control of the Company, except as required by law.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The unitholders** have the right to redeem their securities at any time. Unitholders could decide to force the Company to **redeem** their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

1. unrelated third party valuations of our common unit;
2. the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common unit;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/10/23
Amount	$7,450,000.00
Interest rate	6.8388% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/02/27

This note updated the terms of the previous convertible notes from 2020, 2022, and 2023 and consolidated them into a single note. The interest rate is SOFR +1.5% and interest accruees as PIK if not paid in cash. There are three separate tranches of convertible debt that were consolidated in this note and each convert into Class C units at a different per unit price. Those per unit prices were equal to the then current price per unit of Class C units. $3,000,000 converts at $4,050 per unit; $1,050,000 converts at $6,363 oer unit; $3,400,000 converts at $8,581 per unit. Both the borrower and the lender have optional conversion rights.

Convertible Note

Issue date	12/14/23
Amount	$3,000,000.00
Interest rate	6.8377% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/02/27

This note updated the terms of the previous convertible notes from 2022 and 2023 and consolidated them into a single note. The interest rate is SOFR +1.5% and interest accruees as PIK if not paid in cash. There are three separate tranches of convertible debt that were consolidated in this note and each convert into Class C units at a different per unit price. Those per unit prices were equal to the then current price per unit of Class C units. $1,000,000 converts at $6,363 oer unit; $1,125,000 converts at $8,581 per unit; and $875,000 converts at $10,296 per unit . Both the borrower and the lender have optional conversion rights.

Convertible Note

Issue date	04/23/24
Amount	$1,000,000.00
Interest rate	6.83% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	03/31/29

Interest rate is SOFR plus one and one-half percent (1.50%) per annum. Convertible at the price per unit as of issuance which was $10,296.

Convertible Note

Issue date	08/07/24
Amount	$1,400,000.00
Interest rate	6.83% per annum

Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/02/27

This amount combines a series of smaller loans made from May 2024 through August 2024. The interest rate is SOFR +1.5% and interest accruees as PIK if not paid in cash. The note converts into Class C units at at $10,296 per unit. Both the borrower and the lender have optional conversion rights.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2021	Section 4(a)(2)	Class C Units	$4,612,758	General operations
3/2022	Section 4(a)(2)	Class C Units	$4,194,063	General operations
12/2022	Section 4(a)(2)	Preferred stock	$2,590,000	General operations
12/2022	Section 4(a)(2)	Preferred stock	$357,200	General operations
6/2023	Section 4(a)(2)	Class C Units	$3,703,313	General operations
6/2023	Section 4(a)(2)	Class C units	$593,891	General operations
10/2023	Section 4(a)(2)	Preferred stock	$565,000	General operations
10/2023	Regulation Crowdfunding	Priced Round	$3,109,605	General operations
12/2023	Section 4(a)(2)	Convertible Note	$7,450,000	General operations
12/2023	Section 4(a)(2)	Convertible Note	$3,000,000	General operations
1/2024	Section 4(a)(2)	Preferred stock	$670,000	General operations
4/2024	Section 4(a)(2)	Convertible Note	$1,000,000	General operations
6/2024	Section 4(a)(2)	Preferred stock	$3,664,975	General operations
8/2024	Section 4(a)(2)	Convertible Note	$1,400,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Regista Holdings, Steven Aldrich
Amount Invested	$525,035.00
Transaction type	Priced round
Issue date	12/04/18
Relationship	Board members, significant investors

Name	Oakland Soccer Opportunity Fund
Amount Invested	$3,333,333.00
Transaction type	Priced round
Issue date	12/30/19
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$3,333,333.00
Transaction type	Priced round
Issue date	06/14/20
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$3,093,334.00
Transaction type	Priced round
Issue date	08/23/20
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$2,200,000.00
Transaction type	Priced round
Issue date	11/15/20
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$3,333,333.00
Transaction type	Priced round
Issue date	02/01/21
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$4,612,758.00
Transaction type	Priced round
Issue date	12/30/21
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$4,194,063.00
Transaction type	Priced round
Issue date	03/13/22
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$357,200.00
Transaction type	Priced round
Issue date	12/30/22
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$2,590,000.00
Transaction type	Priced round
Issue date	12/30/22
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$3,703,313.00
Transaction type	Priced round
Issue date	06/27/23
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$593,891.00
Transaction type	Priced round
Issue date	06/27/23
Relationship	Parent company

Name	Oakland Soccer Opportunity Fund
Amount Invested	$565,000.00
Transaction type	Priced round
Issue date	10/05/23
Relationship	Parent company

Name	Regista Holdings
Amount Invested	$7,450,000.00
Transaction type	Convertible note
Issue date	12/10/23
Interest rate	6.8388% per annum
Discount rate	0.0%
Maturity date	12/02/27
Uncapped note	Yes
Relationship	Board member and significant investor

Name	Steven Aldrich
Amount Invested	$3,000,000.00
Transaction type	Convertible note
Issue date	12/14/23
Interest rate	6.8377% per annum
Discount rate	0.0%
Maturity date	12/02/27
Uncapped note	Yes
Relationship	Board member, significant investor

Name	Oakland Soccer Opportunity Fund LLC
Amount Invested	$670,000.00
Transaction type	Priced round
Issue date	01/02/24
Relationship	Parent Company

Name	Oakland Soccer Opportunity Fund LLC
Amount Invested	$3,664,975.00
Transaction type	Priced round
Issue date	06/13/24
Relationship	Parent company

Name	Steven Aldrich
Amount Invested	$1,400,000.00
Transaction type	Convertible note

Issue date	08/07/24
Interest rate	6.83% per annum
Discount rate	0.0%
Maturity date	12/02/27
Uncapped note	Yes
Relationship	Board member, significant investor

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Oakland First, Always.

We started Oakland Roots & Soul Sports Club to show that it's possible to build a successful, professional sports team around a higher purpose; to harness the magic of Oakland and the power of sports as a force for social good.

We plan to have completed real estate projects including a training facility, a 10,000+ seat stadium for the Roots and Soul to play, and made progress on workforce housing for our players and the community. We plan to have Oakland Soul be part of the fully-professional USL SuperLeague. Maybe even win a championship or two!

Milestones

Oakland Pro Soccer LLC was incorporated in the State of California in July 2018.

Since then, we have:

- Oakland Roots & Soul Sports Club is the last, best hope for professional sports in Oakland.
- First purpose driven pro soccer team in Oakland, CA.
- "Coolest soccer team in the USA" (FourFourTwo Magazine) blending purpose, design, music, and sport.
- Our teams win. Roots have reached playoffs every year. In Soul's debut season they reached playoffs.
- Our game days mix Oakland culture, quality soccer, live music, local food, and passionate fans.
- Diverse ownership group includes NFL legend Marshawn Lynch, global rap star G-Eazy and many others.
- We're in USL, North America's biggest soccer league. Our games air on ESPN+, KTVU+, and TeleXitos.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2023, the Company had revenues of $4,063,284 compared to the year ended December 31, 2022, when the Company had revenues of $3,775,068. Our gross margin was 92.77% in fiscal year 2023, compared to 86.96% in 2022.
- *Assets.* As of December 31, 2023, the Company had total assets of $9,151,089, including $858,870 in cash. As of December 31, 2022, the Company had $7,436,939 in total assets, including $777,596 in cash.
- *Net Loss.* The Company has had net losses of $10,118,284 and net losses of $9,946,863 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
- *Liabilities.* The Company's liabilities totaled $11,833,434 for the fiscal year ended December 31, 2023 and $10,678,752 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Oakland Soccer Opportunity Fund LLC ("OSOF") is the entity into which accredited investors put their capital (it's an opportunity zone fund). OSOF's purpose is to buy units in Oakland Pro Soccer LLC ("OPS"). OSOF has traditionally been the entity which has raised funds since we stood it up in 2019 to tap into the opportunity zone fund legislation as the original founding members of OPS did not contemplate the idea. OPS is the main operating entity and is the entity that is raising funds in this Wefunder offering.

Liquidity & Capital Resources

To-date, the company has been financed with $697,735 in debt, $39,879,173 in equity, and $12,850,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, we will need to raise additional capital immediately to extend our runway.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Oakland Pro Soccer LLC cash in hand is $744,392, as of July 2024. Over the last three months, revenues have averaged $512,066/month, cost of goods sold has averaged $16,000/month, and operational expenses have averaged $1,071,227/month, for an average burn rate of $575,161 per month. Our intent is to be profitable in 120 months.

Since the date our financials cover, we raised capital from existing investors and additional capital at a higher valuation and same per unit price as last year. We also received additional loans from existing investors.

The Company will have conducted a "stock split" by the time of this community invest round to bring the per unit price down from $10,296 to $100 to make the community investment round easier to manage.

We have been working with the City of Alameda, Alameda County, and Prologis on a transaction where Prologis would acquire the practice facility acquisition and Prologis would lease the facility to the Roots and Soul. That negotiation continues and if it concludes, which is expected, the lease would be a long-term lease at a higher rate than the organization is paying now.

We submitted a proposal to lease the Malibu site for an interim stadium and are negotiating with the City, County, and JPA. Entered into a cooperation agreement with AASEG related to that site as well. The documents needed for planning approval for the Malibu site have been submitted and a planning meeting is scheduled for July 10, 2024.

The Company is negotiating with the JPA to lease the Coliseum for 2025. We expect that negotiations will be completed this summer which will allow for the field at the Coliseum to be changed from baseball to soccer and give the Roots and the Soul the ability to play matches in 2025 in the Coliseum.
The USL SuperLeague received D1 sanctioning, will begin play in August 2024.

Revenues should continue on a steady state through the summer, with the main drivers being single game ticket sales. Historically, ticket sales have picked up as the playoffs approach in the fall so we'd expect the same increase this fall. New sponsors may also sign agreements for the second half of the season but most revenue has been locked in through existing relationships. Expenses should also continue on the current trajectory with some increase as we continue to spend on stadium and practice facility planning. We are estimating ~$900k - $1 million of additional revenue through the end of 2024, and an additional ~$6 million in costs through the end of 2024.

The Oakland Roots and Soul are not profitable. There will be significant future capital needs (millions of dollars a year) to fund the team's operations although the intent is to shrink them and get the operating entity to cash flow positive. The critical change to reducing losses and the related cash requirements is moving to a larger scale stadium. To break even, the business model for the team requires revenues to grow in order to cover the fixed costs - compensation (salary, benefits, insurance, housing) for players, staff, and coaches is the primary cost along with league fees, facility and game day fees, and travel. We need to grow revenue - the primary sources are tickets, sponsorships, merchandise, food and beverage, and eventually player transfer fees. Tickets and sponsorships are directly related to the size of the stadium in which we play and we are limited by the size of the current location to ~5,000 people. We intend to put real estate investments into a related but separate entity to fund the acquisition and creation of a stadium.

The Oakland Roots and Soul are generating revenue which helps offset some but not all of our operating expenses. We also have been raising funds from accredited investors since the organization's founding in 2018 and will continue to do so.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of

capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Steven Aldrich, certify that:

(1) the financial statements of Oakland Pro Soccer LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Oakland Pro Soccer LLC included in this Form reflects accurately the information reported on the tax return for Oakland Pro Soccer LLC filed for the most recently completed fiscal year.

Steven Aldrich
Advisor, investor

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to

a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Oakland Sports Club Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Barney Schauble
- Edreece Arghandiwal
- Jill Fracisco
- Jordan Ferrell
- Lindsay Barenz
- Mike Geddes
- Mike Geddes
- Steven Aldrich

Appendix E: Supporting Documents

- OPS_-_Third_A_R_Operating_Agreement__Executed_redacted.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Oakland Sports Club Subscription Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Barney Schauble
- Edreece Arghandiwal
- Jill Fracisco
- Jordan Ferrell
- Lindsay Barenz
- Mike Geddes
- Mike Geddes
- Steven Aldrich

Appendix E: Supporting Documents

- OPS_-_Third_A_R_Operating_Agreement__Executed_redacted.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Oakland Pro Soccer LLC

By

Steven Aldrich

Chair

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Steven Aldrich

Chair

8/9/2024

Edreece Arghandiwal

Chief Marketing Officer

8/9/2024

Barney Schauble

Director

8/9/2024

Michael Geddes

Chief Purpose Officer

8/9/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.